NO ACT

PE
10-22-08



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





Received SEC
NOV 25 2008
Washington, DC 20549

November 25, 2008

Abigail Arms
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW
Washington, DC 20004-2634

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-25-08

Re: Deere & Company
Incoming letter dated October 22, 2008

Dear Ms. Arms:

This is in response to your letters dated October 22, 2008, November 14, 2008, and November 21, 2008 concerning the shareholder proposal submitted to Deere by William Gabbard. We also have received a letter on the proponent's behalf dated November 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
B DEC 05 2008
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: William Gabbard

*** FISMA & OMB Memorandum M-07-16 ***

November 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Deere & Company
Incoming letter dated October 22, 2008

The proposal requests the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Deere may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that Deere may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SHEARMAN & STERLING LLP

801 PENNSYLVANIA AVENUE, NW | WASHINGTON, DC | 20004-2634

WWW.SHEARMAN.COM | T +1.202.508.8000 | F +1.202.508.8100

November 21, 2008

VIA EMAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Michael Reedich, Esq.

Re: Deere & Company — Shareholder Proposal Submitted by Mr. William Gabbard

Dear Mr. Reedich:

We are in receipt of the letter dated November 20, 2008 from Mr. William Zessar. Deere & Company's and our firm's position with respect to the Shareholder Proposal is fairly and accurately set forth in our letters dated October 22 and November 14, 2008.

If you have any questions or require further information, please call me at 202-508-8025 or contact me by email at aarms@shearman.com or call Lisa Jacobs at 212-848-7678 or by email at ljacobs@shearman.com. Thank you for your attention to this matter.

Sincerely,



Abigail Arms

Enclosures

cc: Ms. Mary K. W. Jones
cc: Mr. William Gabbard

SHEARMAN & STERLING LLP

599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

November 14, 2008

VIA EMAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Michael Reedich, Esq.

Re: Deere & Company — Shareholder Proposal Submitted by Mr. William Gabbard

Dear Mr. Reedich:

We refer you to our no action request letter dated October 22, 2008 (the "Request Letter") submitted on behalf of Deere & Company (the "Company"). The Request Letter refers to a proposal from the Missionary Oblates of Mary Immaculate, that will be included in the Company's proxy materials for the February 25, 2009 meeting (the "Included Proposal"). Please find attached a copy of the Included Proposal for your reference.

As set forth in our Request Letter and as evidenced by the previously submitted correspondence between the Company and Mr. Gabbard, Mr. Gabbard's initial proposal did not make it clear as to whether he was proceeding under Rule 14a-8 and wished the proposal included in the proxy statement, or whether he wanted to raise his proposal at the Company's annual meeting. Moreover, Mr. Gabbard's initial proposal did not include the required evidence of ownership of the Company's securities as required by Rule 14a-8(b). On September 11, 2008, Mr. Gabbard clarified that he was proceeding under 14a-8 and, at that time, satisfied the proof of ownership requirement. The Included Proposal was complete and compliant on its face at the time it was received by the Company.

If you have any questions or require further information, please call me at 212-848-7678 or contact me by email at ljacobs@shearman.com or call Abigail Arms at 202-508-8025 or by email at aarms@shearman.com. Thank you for your attention to this matter.

Sincerely,



Lisa Jacobs

Enclosures

cc: Ms. Mary K. W. Jones
cc: Mr. William Gabbard

William Zessar

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
2008 NOV 13 AM 11: 13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 7, 2008

Jonathan A. Ingram, Deputy Chief Counsel
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Deere & Company -----Letter of October 22, 2008 from Shearman & Sterling

Dear Mr. Ingram:

Mr. Gabbard asked that I respond to the Shearman letter.

The letter states that "In an attempt to avoid the cost to the Company and ultimately to its shareholders of obtaining a no action letter and the expenditure of the Commission's resources, and as a courtesy to Mr. Gabbard, the Company subsequently requested that Mr. Gabbard withdraw the Gabbard Proposal as duplicative."

Mr. Gabbard received a telephone message from Deere on October 17, 2008. He discussed the duplicate proposal issue with Deere the next day by phone. As the Shearman letter states Deere responded to Mr. Gabbard's proposal dated August 28, 2008 by letter dated September 10, 2008. Why did Deere fail to raise the duplicate proposal issue in that letter? Why did Deere wait until October to raise the issue?

Deere claims the duplicate proposal is dated August 26, 2008. Did Deere receive it after receipt of the Gabbard proposal? Mr. Gabbard lives in the same county that the Deere world headquarters is located. Deere probably received Mr. Gabbard's proposal on August 29, 2008. Which proposal is the duplicate?

During the telephone conversation with Deere Mr. Gabbard asked for a copy of the other proposal and supporting statement. He said that he did not need to know who had filed it. His reasonable request was refused. Instead, the other proposal and supporting statement were read to him.

Maybe Deere can explain how Mr.Gabbard was supposed to make an informed decision without seeing a copy of the earlier proposal and supporting statement. Deere handled the matter in a non-business and arrogant manner-----Mr. Gabbard should have taken Deere's word that his proposal duplicated an earlier proposal. Maybe they can also explain just how Deere's request to withdraw his proposal was a "courtesy" to Mr. Gabbard. Mr. Gabbard is not the one who wasted the resources of the Commission and Deere. Rather it is Deere.

Deere has a lawyer on its staff that is expert in Commission matters. If Deere was so interested in saving money it would not have hired a high priced law firm to send a letter to the Commission.

Finally, Deere's lawyers chose to waste the Commission's time by including matters that are not relevant to the issue of a duplicate proposal (see first paragrh, page four).

Sincerely,



William Zessar

cc: Abigail Arms by email
cc: Mary Jones by email

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province



August 26, 2008

Mr. Marc A. Howze
Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

Dear Mr. Howze:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 60 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $100 billion. We are the beneficial owners of 6,300 shares Deere & Company. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

My brother Oblates and I are concerned about pay discrepancy among the senior executives of our company. We would like shareholders to have more input on what and how executives are paid by establishing an annual referendum process that would clarify stockholders' views and facilitate constructive dialogue between stockholders and the board on this issue.

It is with this in mind that I write to inform you of our sponsorship of the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate


SEP 2008
RECEIVED
LEGAL DEPT

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

RESOLVED, that stockholders of Deere & Company ("Deere") request the board of directors to adopt a policy that provides stockholders the opportunity at each annual stockholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to stockholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

In our view, senior executive compensation at Deere has not always been structured in ways that best serve stockholders' interests. For example, Chairman and CEO Robert Lane's 2007 total compensation of $20,503,422 was more than that of the next four highest paid NEOs. We believe that the pay equity gap among our executives is cause for concern. A recent Harvard Study shows that greater executive pay inequity is associated with lower firm value and greater CEO entrenchment. (Bebchuk, Lucian et al., "Pay Distribution in the Top Executive Team" (February 2007).)

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide stockholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practice, in the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives stockholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require stockholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Stockholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

Similarly, performance criteria submitted for stockholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Deere's board to allow stockholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide Deere with useful information about stockholders' views on the company's senior executive compensation, as reported each year, and would facilitate constructive dialogue between stockholders and the board.

We urge stockholders to vote for this proposal.



M&T Bank, 25 South Charles Street, P.O.Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLLFREE 866 848 0383 FAX 410 545 2762

June 27, 2008

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 6,300 shares of Deere & Co. and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,



S Bernadette Greaver
Trust Officer - Custody Administration
M & T Bank- MD2-CSMM
25 S Charles Street
Baltimore, Md 21201
410-545-2765
fax 410-545-2762
sgreaver@mtb.com

SHEARMAN & STERLING LLP

801 PENNSYLVANIA AVENUE, NW | WASHINGTON, DC | 20004-2634

WWW.SHEARMAN.COM | T +1.202.508.8000 | F +1.202.508.8100

October 22, 2008

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Jonathan A. Ingram, Deputy Chief Counsel

Re: Deere & Company — Shareholder Proposal Submitted by Mr. William Gabbard

Ladies and Gentlemen:

On behalf of Deere & Company, a Delaware corporation ("the Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement, dated August 28, 2008 by Mr. William Gabbard (the "Gabbard Proposal"), for inclusion in the proxy materials the Company intends to distribute in connection with its 2009 Annual Meeting of Shareholders.

We respectfully request confirmation that the staff of the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8, the Company excludes the Gabbard Proposal from its 2009 proxy materials as duplicative. The Company expects to file its definitive proxy materials with the Commission on or about January 15, 2009. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before the Company files its definitive 2009 proxy materials.

Pursuant to Rule 14a-8(j), we have enclosed six copies of each of the following: this letter and all correspondence with Mr. Gabbard, including the Gabbard Proposal. A copy of this submission is being sent simultaneously to Mr. Gabbard as notification of the Company's intention to omit the Gabbard Proposal from its 2009 proxy materials.

I. Introduction

The Gabbard Proposal (including the supporting statement), attached hereto as Exhibit A, provides:

> *RESOLVED, that the stockholders urge the Board of Directors to adopt a policy that gives the stockholders the opportunity at each annual meeting of stockholders to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to stockholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.*

The Company intends to exclude the Gabbard Proposal on the basis that the proposal substantially duplicates a proposal received by the Company dated August 26, 2008 from the Missionary Oblates of Mary Immaculate (the "Included Proposal") that will be included in the Company's proxy materials for the February 25, 2009 meeting. The Included Proposal complied fully with the requirements of Rule 14a-8 upon submission to the Company.

II. Discussion

Rule 14a-8(i)(11) permits a company to omit a proposal if it substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Included Proposal and Included Proposal's Supporting Statement provide as follows:

> *RESOLVED, that the stockholders of Deere & Company ("Deere") request the board of directors to adopt a policy that provides stockholders the opportunity at each annual stockholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to stockholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.*

Supporting Statement:

In our view, senior executive compensation at Deere has not always been structured in ways that best serve stockholders' interests. For example, Chairman and CEO Robert Lane's 2007 total compensation of $20,503,422 was more than that of the next four highest paid NEOs. We believe that the pay equity gap among our executives is cause for concern. A recent Harvard Study shows that greater executive pay inequity is associated with lower firm value and greater CEO entrenchment. (Bebchuk, Lucian et al., "Pay Distribution in the Top Executive Team" (February 2007).)

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide stockholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practice, in

the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives stockholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require stockholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Stockholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

Similarly, performance criteria submitted for stockholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Deere's board to allow stockholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide Deere with useful information about stockholders' views on the company's senior executive compensation, as reported each year, and would facilitate constructive dialogue between stockholders and the board.

We urge stockholders to vote for this proposal.

* * *

The Commission has stated that the grounds for exclusion of a shareholder proposal under Rule 14a-8(i)(11) are intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 34-12598 (July 7, 1976). Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). In granting requests for no-action relief under Rule 14a-8(i)(11), the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative, even where such proposals differ in terms and scope. *General Motors Corporation (March 13, 2008), PepsiCo, Inc. (December 21, 2007), General Motors Corporation* (April 5, 2007); *JPMorgan Chase & Co.* (March 5, 2007); *Gannett Co., Inc.* (December 21, 2005); *Sun Microsystems, Inc.* (July 29, 2005); *Paychex, Inc.* (July 18, 2005); *Comcast Corporation* (March 22, 2005); *The Home Depot, Inc.* (February 28, 2005); *Constellation Energy Group, Inc.* (February 19, 2004); *Time Warner Inc.* (February 11, 2004); *Siebel Systems, Inc.* (April 15, 2003).

The two proposals are substantially identical. Both proposals call for a shareholder advisory vote to ratify the compensation of named executive officers set forth in the proxy statement. Accordingly, the advisory vote called for by the Included Proposal will present the same issues for consideration by the Company's shareholders as would the advisory vote called for by the Gabbard Proposal. Because the Gabbard Proposal and the Included Proposal are substantially identically, the Company intends to exclude the Gabbard Proposal from its 2009 proxy materials in accordance with Rule 14a-8(i)(11).

As evident from the attached correspondence, Mr. Gabbard's initial proposal did not make it clear as to whether he was proceeding under Rule 14a-8 and wished the proposal included in the proxy statement, or whether he wanted to raise his proposal at the Company's annual meeting. For example, Mr. Gabbard included a paragraph of queries along with a statement referring to the Company's 2008 proxy (which included information on how a shareholder may make a proposal at the next annual meeting without including it in the proxy statement). Moreover, Mr. Gabbard's initial proposal did not include the required evidence of ownership of the Company's securities as required by Rule 14a-8(b). On September 10, 2008, the Company notified Mr. Gabbard of his non-compliance with the requirements of Rule 14a-8 and requested that he clarify his intent on how he wished to present the proposal and if he was relying on Rule 14a-8. On September 11, 2008, Mr. Gabbard clarified that he was proceeding under 14a-8 and, at that time, satisfied the proof of ownership requirement. In an attempt to avoid the cost to the Company and ultimately to its shareholders of obtaining a no action letter and the expenditure of the Commission's resources, and as a courtesy to Mr. Gabbard, the Company subsequently requested that Mr. Gabbard withdraw the Gabbard Proposal as duplicative. As you can see from the attached correspondence, Mr. Gabbard, regrettably, has refused to do so.

III. Conclusion

For the foregoing reasons, we believe that the Gabbard Proposal may be excluded from the Company's 2009 proxy materials pursuant to Rule 14a-8(i)(11), and respectfully request your confirmation that the Staff will not recommend enforcement action to the Commission if the Company proceeds on this basis.

If you have any questions or require further information, please call me at 202-508-8025 or contact me by email at aarms@shearman.com or call Lisa Jacobs at 212-848-7678 or by email at ljacobs@shearman. Thank you for your attention to this matter.

Sincerely,



Abigail Arms

Enclosures

cc: Ms. Mary K. W. Jones
cc: Mr. William Gabbard

EXHIBIT A

William Gabbard

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

August 28, 2008

Re: Stockholder Proposal

Enclosed is my stockholder proposal to be included in the Notice of Annual Meeting for next year's annual meeting of Deere & Company.

I own 1,078 units (after the stock split last year) in the Deere & Company Stock Fund which I have held for more then one year. I intend to continue to hold those units through the scheduled meeting of stockholders on February 25, 2009. I will obtain proof of ownership from Fidelity Investments and forward Fidelity's letter to you.

What is the presentation process for stockholder proposals at the annual meeting? Do you require that the proponent, or a proxy, be present? If you do please forward your form for appointing a proxy. What is the proponent required to do at the annual meeting? Do you require that the proposal be seconded?

I ask these questions because the 2008 proxy does not contain the requested information.

Sincerely,

STOCKHOLDER PROPOSAL

RESOLVED, that stockholders urge the Board of Directors to adopt a policy that gives the stockholders the opportunity at each annual meeting of stockholders to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to stockholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

The following organizations support annual stockholder advisory votes on executive compensation:

1. The California Public Employees' Retirement System, the largest U.S. public pension fund with assets of $250 billion as of September 20, 2007 (www.calpers-governance.org).
2. The Council of Institutional Investors, an association of 130 public, labor and corporate pension funds with assets exceeding $3 trillion.
3. 76 % of the members of the Chartered Financial Analyst Institute.

Boards in the United States, including Aflac, Verizon, Risk Metrics, Par Pharmaceuticals and Blockbuster have concluded that submitting executive compensation to stockholders for ratification is the right thing to do. Companies in other countries such as the United Kingdom and Australia allow stockholders to cast an advisory vote on executive compensation.

A stockholder advisory vote on executive compensation will enhance constructive communication between stockholders and the board on the subject of compensation as well as improve transparency in setting executive compensation. Directors should be held to a high standard of accountability in explaining and justifying compensation policies and decisions in terms of aligning executive performance with the creation of stockholder value.

Stockholder voting will promote substantive dialogue, encourage independent thinking by the board and stimulate healthy debate for the purpose of holding management accountable for stock performance.

Please vote in favor of this proposal.

Submitted by William Gabbard

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-4837
Fax (309) 749-0085 or (309) 765-5892
Email: JonesMary@JohnDeere.com

Mary K.W. Jones
Corporate Secretary and
Associate General Counsel

VIA OVERNIGHT MAIL—SIGNATURE REQUESTED
10 September 2008

Mr. William Gabbard

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal dated August 28, 2008

Dear Mr. Gabbard:

We have received the above-referenced stockholder proposal from you.

It is not clear from your proposal whether you are making your proposal under Rule 14a-8 of the Securities Exchange Act of 1934 (Rule 14-8) for inclusion in the proxy statement for the annual meeting in February 2009, or whether you want only to raise your proposal at the annual meeting under Rule 14a-4.

We suggest that you review the requirements in Rule 14a-4 and Rule 14a-8 relating to stockholder proposals and that you clarify your intent as to under which rule you are submitting this request.

If the proposal is being submitted under Rule 14a-8 for inclusion in the proxy statement, the proposal does not comply with the requirements of Rule 14a-8 in the following respect: Rule 14a-8 requires that if you are not a registered shareholder you must provide to Deere & Company a written statement of ownership from the record holder of your common stock stating that you have held at least $2,000 in market value of Deere & Company common stock and that you have held those securities continuously for at least one year as of the date of your proposal. We have checked our records and you are not listed as a record holder of Deere & Company common stock. In addition, we have not received a written statement from Fidelity Investments confirming such ownership.

Rule 14a-8(f) requires that your proof of ownership for the required period be provided to Deere within 14 days from the date you receive this letter. A response with the required proof of ownership must be postmarked, or transmitted electronically, no later than 14 days from your receipt of this letter. If the proof of ownership is not provided in the required time, your proposal will be excluded from the proxy statement.

We look forward to your response to this request for additional information regarding the proposal.

Very truly yours,



Mary K. W. Jones

From: william zessar [mailto *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, September 11, 2008 10:26 AM
To: Jones Mary
Subject: Stockholder proposals

Good morning:

Thank you for your letter of September 10, 2008. Yesterday I mailed proof of ownership of Deere stock to you on behalf of myself, Bill Gabbard and Gary Stolley. When we submitted our proposals our cover letters stated that we would submit proof of ownership. We are proceeding under Rule 14a-8. Please let me know if you need a letter from me. Bill Zessar

From: William Gabbard [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, October 20, 2008 11:41 AM
To: Jones Mary
Subject: RE: Stockholder Proposal Dated August 28, 2008

Dear Ms. Jones thank you for your prompt response.
With all due respect I do not desire to voluntarily withdraw my shareholder proposal.
Respectfully ...
William Gabbard

--- On **Mon, 10/20/08, Jones Mary** ***<JonesMaryW@JohnDeere.com>*** wrote:

> From: Jones Mary <JonesMaryW@JohnDeere.com>
> Subject: RE: Stockholder Proposal Dated August 28, 2008
> To: *** FISMA & OMB Memorandum M-07-16 ***
> Date: Monday, October 20, 2008, 8:30 AM
>
> Dear Mr. Gabbard:
>
> I believe that Ms. Ziegler requested that you notify me by today as to whether you will voluntarily withdraw your shareholder proposal. I believe she informed you that Deere & Company has received a virtually identical proposal from another shareholder and that, pursuant to applicable securities rules, the Company will request approval from the Securities Exchange Commission to exclude your proposal (on the basis that it is duplicative) if it is not voluntarily withdrawn. I hope this information is responsive to your request, and thank you for your consideration in this regard.
>
> Best regards,
>
> Mary Jones
>
> ---
>
> **From:** William Gabbard [mailto: *** FISMA & OMB Memorandum M-07-16 ***
> **Sent:** Fri 10/17/2008 4:13 PM
> **To:** Jones Mary
> **Subject:** Stockholder Proposal Dated August 28, 2008
>
> **Ms. Jones would you please provide me with the two options pertaining to the above mentioned Stockholder Proposal that were offered to me by Ms. Ziegler this afternoon via the telephone. I was asked to either email you or to send a hard copy of my response to you.**
> **I informed Ms.Ziegler that I would respond by Monday , 20 October 2008.**
> **Thank you in advance for your cooperation.**
> **Warm regards , William Gabbard**

END